

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Keri B. Bosch
President
Bridgeway Acquisition Corp.
76 Lagoon Road
Belvedere, California 94920

> **Re: Bridgeway Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed February 16, 2011**
> **File No. 000-54224**

Dear Ms. Bosch:

We have reviewed your registration statement and have the following comments. Please respond to this letter by amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement, we may have additional comments.

General

1. We note that you use Ms. Keri, Ms. Bosch and Ms. Keri B. Bosch interchangeably throughout your filing. Please revise to be consistent in your references.

Risk Factors

There is significant competition for companies…, page 7

2. We note your revisions in response to comment 8 of our January 12, 2011 letter, but the risk factor continues to indicate that management has limited the pool of potential target companies. Specifically, at the end of the first sentence of the risk factor you state that "the number of companies suitable for a business combination contemplated by management is limited." In light of this, please revise the first sentence of this risk factor and your disclosure on page 4 to clarify that your potential pool of target companies is limited and describe the types of companies that management believes are suitable.

Item 5. Directors and Executive Officers, page 14

3. We note your revisions to the first full paragraph on page 16 in response to comments 10 and 12 of our letter dated January 12, 2011. Please further revise this paragraph to disclose the time periods that Ms. Bosch held each of the positions identified. Refer to Item 401(c) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ H. Christopher Owings

H. Christopher Owings
Assistant Director

cc: David K. Cheng, Esq.
        Nixon Peabody LLP
        Via Fax (415) 984-8300